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                                                                  EXHIBIT 20.1

                 PRESS RELEASE RE: PURCHASE OF RUCO COMPANIES

     Birmingham, NJ, July 31, 1998 -- Sybron Chemicals Inc. (AMEX:SYC), today announced it has acquired the stock of Ruco Polymer Corporation and Ruco Polymer Company of Georgia LLC for cash in a transaction valued at approximately $110 million, including the refinancing of approximately $15 million of indebtedness.

     Ruco, with annual sales of approximately $80 million, is headquartered in Hicksville, NY. It is a leading developer, manufacturer and marketer of polymer intermediates used primarily in powder and high solids coatings, as well as in fiber-reinforced plastics. Ruco's polyester powders, polyester polyols and urethane latexes are manufactured either in Hicksville or their new Columbus, GA plant. Tony Forgione, currently President of the Ruco Companies, will continue in that role for the combined businesses, which become wholly-owned subsidiaries of Sybron Chemicals.

     Commenting on this acquisition, Dr. Richard M. Klein, President and CEO of Sybron Chemicals, said, "This transaction fulfills our objective, stated over the past few years, of adding a third leg onto our company's portfolio. Ruco meets our criteria of being a specialty company with leading technology, participating in markets with high growth characteristics, and capable of being grown even faster through global penetration and add-on acquisitions. We understand well the driving forces behind this business and feel that with our greater global infrastructure we can add substantial value in moving Ruco ahead more quickly and more profitably. Mainly due to the high amortization of goodwill, the acquisition will be dilutive to earnings in the first year. We anticipate that the internal growth of the business will make the acquisition accretive thereafter.

     At the same time, we will also continue growing our global Textile Chemical Specialties and Environmental Products and Services businesses through internal development, geographic expansion and niche acquisitions."

     Sybron is financing the acquisitions through a bank facility arranged by Donaldson, Lufkin & Jenrette Securities Corporation, who served as the company's financial advisor on this transaction.

     Sybron Chemicals Inc. is an international specialty chemical company that develops, produces and markets specialty chemicals in two main market segments: Textile preparation, dyeing, printing and finishing and Environmental (primarily related to water and waste treatment). Products include Tanatex(R) dyehouse chemicals and Jersey State(TM), Auralux(TM) and other finishing chemicals for the textile and carpet industries; Ocean Wash(R) products for the garment processing industry; Ionac(R) ion exchange resins for use in water treatment and special applications; specialty resins for use in reprographic and laser printer toners, Bi-Chem(R) biologically active seed cultures for industrial, municipal and laser printer toners, Bi-Chem(R) biologically active seed cultures for industrial, municipal and sanitary waste treatment and groundspill clean-up.




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     For more information on Sybron Chemicals Inc., please visit us on the
World Wide Web at http://www.sybronchemicals.com.



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